Exhibit 99.1

 2Q14

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 467 BILLION FOR THE SECOND QUARTER OF 2014 (COP 508 PER SHARE - USD 1.08 PER ADR). NET INCOME REPRESENTS AN INCREASE OF 123% COMPARED TO THE SAME QUARTER OF LAST YEAR. THE CUMULATIVE NET INCOME AS OF JUNE 2014 INCREASED 39% COMPARED WITH THE CUMMULATIVE NET INCOME AS OF JUNE 2013

•	The bank showed a healthy growth in the loan portfolio during 2Q14. Bancolombia’s loan portfolio grew 2.5% during the quarter and 23.7% during the last twelve months. The annual growth was explained, 15.2% by the contribution of Banistmo (formerly HSBC Panama) and 8.5% by the organic growth of the existing operation prior to this acquisition.

•	The balance sheet remains strong. Loan loss reserves represented 4.5% of total gross loans and 148% of 30-day past due loans at the end of 2Q14 or 284% of 90-day past due loans. The capital adequacy ratio ended the quarter at 13.5% (Tier 1 of 9%). These ratios indicate that Bancolombia has enough reserves and capital to maintain its operation and develop its business plan.

•	Past due loans as a percentage of total loans decreased in 2Q14. 30 days (or more) past due loans as a percentage of total gross loans were 3.1% (1.6% on a 90-day basis). Net provision charges for past due loans and foreclosed assets totaled COP 335 billion, which represents 1.45% of gross loans when annualized.

•	Net interest income increased 1.8%. Net interest income increased primarily due to lower cost of funding and a larger proportion of the loan portfolio within the assets.

•	The bank reduced its funding cost and maintained its liquidity position. The annualized average weighted cost of deposits was 2.2% in 2Q14, lower than the 2.3% for 1Q14 and the 2.9% for 2Q13. Deposits increased 1% during the quarter and 19% compared to 2Q13, and the ratio of net loans to deposits ended at 101%. This annual growth was explained, 15.6% by the contribution of Banistmo and 3.4% by the organic growth of the existing operation prior to this acquisition.

August 5, 2014. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the second quarter of 2014.

For the quarter ended on June 30, 2014 (“2Q14”), Bancolombia reported consolidated net income of COP 467 billion, or COP 508 per share - USD 1.08 per ADR. Net income represents a decrease of 8% as compared to the results for the quarter ended on March 31, 2014 (“1Q14”) and an increase of 123% as compared to the results for the quarter ended on June 30, 2013 (“2Q13”).

Bancolombia ended 2Q14 with COP 129,179 billion in assets, 1% lower than those at the end of 1Q14 and 18.3% greater than those at the end of 2Q13. At the same time, liabilities totaled COP 113,820 billion, decreasing 1.4% as compared to the figure presented in 1Q14 and increasing 16.8% as compared to 2Q131.

1  This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. and its affiliates (“BANCOLOMBIA” or “The Bank”) of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended June 30, 2014. The statements of income for the quarter ended June 30, 2014 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate July 1, 2014 $1.881,19 = US$ 1

1

 2Q14

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	2Q13	1Q14	2Q14	2Q14/1Q14	2Q14/2Q13
ASSETS
Loans and financial leases, net	72,358,715	87,334,646	89,538,026	2.52%	23.74%
Investment securities, net	14,046,375	15,384,799	11,836,684	-23.06%	-15.73%
Other assets	22,748,146	27,723,651	27,804,029	0.29%	22.23%
Total assets	109,153,236	130,443,096	129,178,739	-0.97%	18.35%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	70,378,379	83,043,278	83,766,009	0.87%	19.02%
Non-interest bearing	9,510,749	13,904,799	12,805,473	-7.91%	34.64%
Interest bearing	60,867,630	69,138,479	70,960,536	2.64%	16.58%
Other liabilities	27,100,198	32,437,333	30,053,995	-7.35%	10.90%
Total liabilities	97,478,577	115,480,611	113,820,004	-1.44%	16.76%
Shareholders' equity	11,674,659	14,962,485	15,358,735	2.65%	31.56%
Total liabilities and shareholders' equity	109,153,236	130,443,096	129,178,739	-0.97%	18.35%

Interest income	1,802,954	2,252,750	2,230,096	-1.01%	23.69%
Interest expense	767,385	798,189	750,062	-6.03%	-2.26%
Net interest income	1,035,569	1,454,561	1,480,034	1.75%	42.92%
Net provisions	(365,580)	(307,523)	(335,210)	9.00%	-8.31%
Fees and income from service, net	494,470	542,322	541,679	-0.12%	9.55%
Other operating income	136,649	260,651	259,965	-0.26%	90.24%
Total operating expense	(1,118,147)	(1,171,770)	(1,250,997)	6.76%	11.88%
Goodwill amortization	(12,452)	(53,375)	(50,831)	-4.77%	308.22%
Non-operating income, net	1,830	(11,558)	3,809	132.96%	108.14%
Income tax expense	37,387	(204,957)	(181,165)	-11.61%	-584.57%
Net income	209,726	508,351	467,284	-8.08%	122.81%

PRINCIPAL RATIOS	Quarter			As of
	2Q13	1Q14	2Q14	Jun-13	Jun-14
PROFITABILITY
Net interest margin (1)	4.69%	5.54%	5.64%	5.71%	5.60%
Return on average total assets (2)	0.79%	1.56%	1.44%	1.37%	1.50%
Return on average shareholders´ equity (3)	7.24%	15.31%	12.34%	12.03%	13.83%
EFFICIENCY
Operating expenses to net operating income	67.84%	54.27%	57.06%	59.89%	55.67%
Operating expenses to average total assets	4.26%	3.76%	4.02%	4.36%	3.89%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.70%	11.47%	11.89%	10.70%	11.89%
Technical capital to risk weighted assets	17.21%	13.66%	13.48%	17.21%	13.48%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	0.51	1.18	1.08
Net income per share $COP	246.21	580.13	508.31
P/BV ADS (4)	1.99	1.63	1.63
P/BV Local (5) (6)	1.93	1.58	1.59
P/E (7)	27.15	11.77	13.19
ADR price (8)	56.50	56.48	57.80
Common share price (8)	26,400	26,940	26,540
Shares outstanding (9)	851,827,000	876,271,445	919,285,565
USD exchange rate (quarter end)	1,929.00	1,969.45	1,881.19

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

2

 2Q14

1.	BALANCE SHEET

1.1.	Assets

As of June 30, 2014, Bancolombia’s assets totaled COP 129,179 billion, which represents a decrease of 1.0% compared to 1Q14 and an increase of 18.3% compared to 2Q13. The annual growth was explained, 14% by the contribution of Banistmo and, 4.3% by the organic growth of the existing operation prior to this acquisition.

The decrease in assets in the quarter was explained by an appreciation of the COP versus the USD of 4.5% compared to 1Q14. The annual growth of the assets was mainly explained by the consolidation of Banistmo’s assets in 4Q13 and the organic growth of loans and finance leases, which represented 69.3% of the assets at the end of 2Q14

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP			Amounts in USD converted to COP			Amounts in USD (thousands)			Total
(1 USD = 1881,19 COP)		2Q14/1Q14	2Q14/2Q13		2Q14/1Q14	2Q14/2Q13		2Q14/1Q14	2Q14/2Q13		2Q14/1Q14	2Q14/2Q13
Net investment securities	7,792,561	-30.16%	-17.75%	4,044,123	-4.32%	-11.56%	2,149,768	0.17%	-9.31%	11,836,684	-23.06%	-15.73%
Gross Loans	65,568,723	4.64%	12.90%	28,224,228	-2.02%	58.08%	15,003,390	2.57%	62.10%	93,792,951	2.54%	23.52%
Commercial loans	36,666,262	6.12%	13.16%	18,705,992	-2.54%	36.65%	9,943,702	2.03%	40.12%	55,372,254	3.02%	20.14%
Consumer loans	12,285,638	1.53%	7.87%	4,471,094	-3.23%	92.34%	2,376,737	1.31%	97.23%	16,756,732	0.21%	22.19%
Small business loans	441,661	8.70%	24.26%	123,201	-3.43%	307.48%	65,491	1.10%	317.83%	564,862	5.80%	46.46%
Mortgage loans	7,032,482	3.14%	18.97%	3,802,623	-1.36%	353.04%	2,021,392	3.27%	364.55%	10,835,105	1.52%	60.51%
Finance lease	9,142,680	4.06%	13.98%	1,121,318	10.99%	15.48%	596,068	16.20%	18.42%	10,263,998	4.8%	14.1%
Allowance for loan losses	(3,596,675)	4.29%	11.28%	(658,250)	-4.19%	92.23%	(349,911)	0.31%	97.11%	(4,254,925)	2.89%	19.03%
Net total loans and fin. leases	61,972,048	4.66%	12.99%	27,565,978	-1.97%	57.41%	14,653,479	2.63%	61.41%	89,538,026	2.52%	23.74%
Operating leases, net	3,106,048	4.59%	23.22%	99,771	4.89%	4.89%	53,036	9.81%	7.56%	3,205,819	4.60%	22.55%
Total assets	90,344,747	3.73%	20.76%	38,833,992	-10.42%	13.10%	20,643,312	-6.22%	15.97%	129,178,739	-0.97%	18.35%
Total deposits	59,408,853	1.56%	5.09%	24,357,156	-0.77%	75.87%	12,947,738	3.89%	80.34%	83,766,009	0.87%	19.02%
Total liabilities	76,277,594	3.67%	19.15%	37,542,410	-10.41%	12.20%	19,956,735	-6.21%	15.05%	113,820,004	-1.44%	16.76%

The most relevant aspects regarding the evolution of the loan portfolio during 2Q14 were:

•            The growth of commercial, mortgage loans and financial leases in Colombia during 2Q14 indicate a sustained credit demand.

•            Net loans in USD correspond to loans originated in Colombia (USD 4,072 million, 28%), El Salvador (USD 2,703 million, 18%), Panamá (USD 7,440 million, 51%), and other countries (USD 439 million, 3%). USD denominated loans represented 30% of total loans as of 2Q14.

•            COP appreciated 4.5% versus USD during 2Q14 and 2.5% in the last 12 months.

•            Mortgage loans denominated in COP presented a dynamic performance, growing 19.0% year on year. The dynamism of mortgage lending in Colombia is explained by the lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs. On the other hand, the mortgage balance denominated in USD from our operation in El Salvador and Panama represented 35% of the mortgage loans at the end of 2Q14.

•            Financial leases, of which 89% are denominated in COP, increased 4.8% during the quarter and 14.1% as compared to 2Q13. Operating leases, net of depreciation, increased 4.6% during 2Q14 and 22.5% in the last 12 months. These two products are mainly used by enterprises in order to finance equipment, commercial real estate and commercial vehicles.

3

 2Q14

When analyzing the loan portfolio according to the customer categories established by Bancolombia in order to manage its commercial strategy (see table below), it becomes clear that commercial loans led the growth during 2Q14, as they increased 2.6% with respect to 1Q14. The growth is explained by the credit demand for business investment. This is the segment that contributes the most to the nominal growth of the total loan book. Consumer and SMEs loans increased by 2.1% when compared with 1Q14, which indicates a moderate credit demand compared with the growth in previous quarters.

Total reserves (allowances in the balance sheet) for loan losses increased by 2.9% during 2Q14 and totaled COP 4,255 billion, or 4.5% of gross loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, see section “2.4. Asset Quality, Provision Charges and Balance Sheet Strength”.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO	As of			Growth		% of Total	Category
(COP million)	Jun-13	Mar-14	Jun-14	2Q14/1Q14	2Q14/2Q13	loans	Category
CORPORATE
Working capital loans	32,718,281	34,856,205	36,092,150	3.55%	10.31%	38.48%	82.75%
Funded by domestic development banks	389,885	607,384	533,495	-12.17%	36.83%	0.57%	1.22%
Trade Financing	2,432,002	6,861,583	6,735,616	-1.84%	176.96%	7.18%	15.44%
Overdrafts	170,709	141,472	208,525	47.40%	22.15%	0.22%	0.48%
Credit Cards	40,109	57,723	47,239	-18.16%	17.78%	0.05%	0.11%
TOTAL CORPORATE	35,750,986	42,524,367	43,617,025	2.57%	22.00%	46.50%	100.00%
RETAIL AND SMEs
Working capital loans	9,322,914	9,795,981	10,415,341	6.32%	11.72%	11.10%	35.82%
Personal loans	7,666,519	9,545,276	9,470,435	-0.78%	23.53%	10.10%	32.57%
Loans funded by domestic development banks	929,072	1,326,432	1,238,278	-6.65%	33.28%	1.32%	4.26%
Credit Cards	3,895,562	4,638,627	4,765,605	2.74%	22.33%	5.08%	16.39%
Overdrafts	308,903	332,406	330,561	-0.56%	7.01%	0.35%	1.14%
Automobile loans	2,209,482	2,606,755	2,621,399	0.56%	18.64%	2.79%	9.02%
Trade Financing	106,883	231,529	235,204	1.59%	120.06%	0.25%	0.81%
TOTAL RETAIL AND SMEs	24,439,335	28,477,006	29,076,823	2.11%	18.98%	31.00%	100.00%
MORTGAGE	6,750,612	10,673,001	10,835,105	1.52%	60.51%	11.55%	100.00%
FINANCIAL LEASES	8,992,355	9,795,866	10,263,998	4.78%	14.14%	10.94%	100.00%
Total loans and financial leases	75,933,288	91,470,240	93,792,951	2.54%	23.52%	100.00%	100.00%
Allowance for loan losses	(3,574,573)	(4,135,594)	(4,254,925)	2.89%	19.03%
Total loans and financial leases, net	72,358,715	87,334,646	89,538,026	2.52%	23.74%

1.3.	Investment Portfolio

As of June 30, 2014, Bancolombia’s net investment portfolio totaled COP 11,837 billion, 23.1% lower than that reported in 1Q14 and 15.7% lower when compared to that reported in 2Q13. This decrease is the result of the bank's strategy to reduce its securities portfolio, which consisted primarily of debt securities, which represented 85.5% of Bancolombia’s total investments and 7.8% of assets at the end of 2Q14. Investments denominated in USD totaled USD 2,150 million and represented 34% of the investment portfolio.

Additionally, the Bank had COP 788 billion in net mortgage backed securities, which represented 6.7% of the investment portfolio, which give a tax benefit to the bank.

At the end of 2Q14, the investments in debt securities had a duration of 17.3 months and a yield to maturity of 4.25%.

4

 2Q14

1.4.	Goodwill

As of 2Q14, Bancolombia’s goodwill totaled COP 3,404 billion, decreasing 5.8% compared to the amount reported in 1Q14 and increasing 474.4% compared to 2Q13. This annual variation is explained by the acquisition of Banistmo which generated goodwill of approximately 1.500 million USD, and the quarterly decrease is explained by the appreciation of the peso against the dollar during the quarter. Under Colombian GAAP, goodwill is amortized within a maximum period of 20 years.

1.5.	Funding

As of June 30, 2014, Bancolombia’s liabilities totaled COP 113,820 billion, decreasing 1.4% compared to 1Q14 and increasing 16.8% compared to 2Q13. The annual growth was explained, 14.4% by the contribution of Banistmo and 2.4% by the organic growth of the existing operation prior to this acquisition.

Deposits totaled COP 83,766 billion (or 73.6% of liabilities) at the end of 2Q14, increasing 0.9% during the quarter and 19.0% over the last 12 months. The net loans to deposits ratio (including borrowings from domestic development banks) was 101% at the end of 2Q14, increasing compared to the 99% reported in 1Q14, and the 98% reported in 2Q13.

Bancolombia´s funding strategy during the quarter was to reduce the most expensive deposits and liabilities while maintaining the liquidity position. This strategy allowed the bank to reduce the cost on deposits during the quarter. The ultimate goal is to defend the net interest margin.

Funding mix COP Million	2Q13		1Q13		2Q14
Checking accounts™	11,802,856	13%	16,161,651	15%	15,547,510	15%
Saving accounts	30,295,202	33%	33,307,739	31%	33,686,393	31%
Time deposits	27,609,690	30%	32,321,287	30%	33,537,537	31%
Other deposits	670,631	1%	1,252,601	1%	994,569	1%
Long term debt	12,777,016	14%	12,434,851	11%	11,826,291	11%
Loans with banks	9,138,439	10%	13,513,804	12%	11,583,660	11%
Total Funds	92,293,834	100%	108,991,933	100%	107,175,960	100%

At the end of 2Q14, Bancolombia had outstanding bonds for USD 3,974 million in international markets and for COP 4,350 billion in local markets. The maturities of these bonds range from 2 to 10 years.

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 2Q14 was COP 15,359 billion, increasing 31.6% or COP 3,684 billion, with respect to the COP 11,675 billion reported at the end of 2Q13 as a result of the proceeds of the issuance of 110 million shares in March 2014, which totaled COP 2,656 billion, and the appropriation of 2013 earnings.

Bancolombia’s capital adequacy ratio was 13.48%, 18 basis points below the 13.66% for 1Q14 and 373 basis points below the 17.21% at the end of 2Q13. The annual decrease in this ratio was due to the implementation in Colombia of a new capital regulation for banks, which increased deductions from the tier 1 calculation and the incorporation of Banistmo’s risk weighted assets.

5

 2Q14

Bancolombia’s capital adequacy ratio was 448 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 8.96%, 446 basis points above the regulatory minimum of 4.5% . The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 9.1% at the end of 2Q14.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	2Q13³	%	1Q14%		2Q14%
Basic capital (Tier I)	10,705,116	11.73%	9,681,500	8.88%	9,807,038	8.96%
Additional capital (Tier II)	5,006,810	5.48%	5,206,580	4.78%	4,946,263	4.52%
Technical capital (1)	15,711,926		14,888,080		14,753,301
Risk weighted assets included market risk	91,303,089		108,970,764		109,416,678
CAPITAL ADEQUACY (2)	17.21%		13.66%		13.48%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

(3) Capital adequacy ratio for 2Q13 is calculated according to the capital rules existing until August 2013

6

 2Q14

2.	INCOME STATEMENT

Net income totaled COP 467 billion in 2Q14, or COP 508 per share - USD 1.08 per ADR. This net income represents a decrease of 8.1% compared to 1Q14 and an increase of 122.8% compared to 2Q13. Bancolombia’s annualized ROE was 12.3% for 2Q14.

2.1.	Net Interest Income

Net interest income totaled COP 1,480 billion in 2Q14, 1.8% higher than that reported in 1Q14, and 42.9% higher than the figure for 2Q13. The performance of this line was driven by higher loan volumes, the expansion of the loans interest margin, and the performance of the securities portfolio, that even though 44.3% lower compared to the previous quarter, show an improvement against 2Q13, taking into account the fact that net investment securities as a percentage of total assets represented 9% in 2Q14 compared to the 12% of 1Q14 and the 13% of 2Q13.

During 2Q14, the investment portfolio generated COP 87 billion, product of the good performance of the Colombian government debt securities. The strategy for the last quarters has been maintaining low the volatility and duration of the portfolio.

Net Interest Margin

The annualized net interest margin expanded in 2Q14 to 5.6% for the quarter.

The annualized net interest margin for investments was 0.2%, lower than the 1.8% of 1Q14 due to the better performance on debt securities of the Colombian government in the previous quarter. The annualized net interest margin of the loan portfolio, financial leases, overnight funds and interbank loans was 6.3%, higher than the 6.1% of 1Q14, due to higher interest rates and the reduction of the funding cost.

Annualized Interest
Margin	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14
Loans' Interest margin	7.0%	7.1%	6.9%	6.6%	6.4%	6.2%	6.0%	6.1%	6.3%
Debt investments' margin	4.1%	4.0%	2.9%	8.0%	-5.1%	-0.4%	0.1%	1.8%	0.2%
Net interest margin	6.6%	6.6%	6.3%	6.8%	4.7%	5.3%	5.3%	5.5%	5.6%

The funding cost decreased during 2Q14 due to the low interest rates, greater liquidity and management of the liabilities structure, which reduced the most expensive funding sources. Savings and checking accounts kept their share during the quarter, and the annualized average weighted cost of deposits was 2.2% in 2Q14, decreasing compared to the 2.3% for 1Q14 and the 2.9% for 2Q13.

Average weighted
funding cost	2Q13	1Q14	2Q14
Checking accounts	0.26%	0.17%	0.17%
Time deposits	4.74%	4.27%	4.08%
Saving accounts	2.22%	1.49%	1.38%
Total deposits	2.87%	2.30%	2.20%
Long term debt	6.06%	6.15%	6.22%
Loans with banks	4.32%	3.53%	3.27%
Total funding cost	3.45%	2.88%	2.78%

7

 2Q14

2.2.	Fees and Income from Services

During 2Q14, net fees and income from services totaled COP 542 billion, decreasing 0.1% with respect to 1Q14 and increasing 9.5% with respect to 2Q13. Fees from credit and debit cards decreased 1.0% compared to 1Q14 due to a lower volume of transactions. Fees from banking services increased 3.1% compared to 1Q14 and 27.6% compared to 2Q13; this line includes fees from insurance distribution throughout the distribution networks in Colombia and in El Salvador. Fees from asset management and trust services decreased 2.0% in 2Q14 compared with the previous quarter.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2014
(COP millions)	May-13	May-14	Growth	Market Share
Bancolombia VISA	1,116,053	1,218,992	9.22%	7.46%
Bancolombia Mastercard	1,350,629	1,507,065	11.58%	9.22%
Bancolombia American Express	1,597,762	1,625,872	1.76%	9.95%
Total Bancolombia	4,064,444	4,351,929	7.07%	26.63%
Colombian Credit Card Market	14,769,265	16,342,132	10.65%

CREDIT CARD MARKET SHARE			%	2014
(Outstanding credit cards)	May-13	May-14	Growth	Market Share
Bancolombia VISA	459,596	486,330	5.82%	5.21%
Bancolombia Mastercard	554,886	640,479	15.43%	6.86%
Bancolombia American Express	684,010	713,244	4.27%	7.64%
Total Bancolombia	1,698,492	1,840,053	8.33%	19.71%
Colombian Credit Card Market	8,620,481	9,337,422	8.32%

    Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 260 billion in 2Q14, 0.3% lower than that of 1Q14, and 90.2% higher than in 2Q13. Income from foreign exchange gains and derivatives denominated in foreign currencies decreased in the quarter due to the net effect of the active and passive positions the bank had in foreign currency.

During 2Q14 the bank received COP 18.4 billion in dividends from companies in which Bancolombia and its subsidiaries have interests, especially from Sura Asset Management S.A (COP 14.2 billion).

Revenues aggregated in the communication, rent and others line totaled COP 145 billion in 2Q14, which is 4.2% higher as compared to 1Q14 and 25.8% higher as compared to those in 2Q13. This line includes revenues from commercial discounts and operating leases payments, which have increased as this product grows.

8

 2Q14

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

Past due loans (those that are overdue for more than 30 days) totaled COP 2.870 billion at the end of 2Q14, representing 3.1% of total gross loans for 2Q14, decreasing compared to the 3.2% reported in 1Q14 and increasing compared to the 2.8% reported in 2Q13. Charge-offs totaled COP 215 billion in 2Q14.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 148% at the end of 2Q14, increasing with respect to the 142% of 1Q14 and decreasing with respect to the 170% of 2Q13. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 116% at the end of 2Q14, increasing with respect to the 111% reported in 1Q14 and decreasing with respect to the 118% reported in 2Q13.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 173 billion in 2Q14, which represented 0.2% of the loan portfolio at the beginning of the quarter, decreasing with respect to the COP 577 billion in 1Q14.

Provision charges (net of recoveries) totaled COP 335 billion in 2Q14. Provisions as a percentage of the average gross loans were 1.40% for 2Q14.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 4,255 billion, or 4.54% of total loans at the end of 2Q14. This proportion increased with respect to the 4.52% presented at the end of 1Q14, and decreased with respect to the 4.71% for 2Q13.

The following tables present key metrics related to asset quality:

ASSET QUALITY		As of		Growth
( COP millions)	Jun-13	Mar-14	Jun-14	2Q14/1Q14	2Q14/2Q13
Total performing past due loans (1)	737,978	1,250,478	1,087,239	-13.05%	47.33%
Total non-performing past due loans	1,359,555	1,662,715	1,783,152	7.24%	31.16%
Total past due loans	2,097,533	2,913,193	2,870,391	-1.47%	36.85%
Allowance for loans interest losses	3,574,573	4,135,594	4,254,925	2.89%	19.03%
Past due loans to total loans	2.76%	3.18%	3.06%
Non-performing loans as a percentage of total loans	1.79%	1.82%	1.90%
“C”, “D” and “E” loans as a percentage of total loans	3.98%	4.08%	3.92%
Allowances to past due loans (2)	170.42%	141.96%	148.24%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	118.29%	110.69%	115.68%
Allowance for loan losses as a percentage of non-performing loans (2)	262.92%	248.73%	238.62%
Allowance for loan losses as a percentage of total loans	4.71%	4.52%	4.54%
Percentage of performing loans to total loans	98.21%	98.18%	98.10%

(1)   "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)	Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

9

 2Q14

PDL Per Category (30 days)
	% Of loan Portfolio	2Q13	1Q14	2Q14
Commercial loans	59.04%	1.51%	1.89%	1.79%
Consumer loans	17.87%	4.92%	5.08%	5.11%
Microcredit	0.60%	10.08%	9.18%	9.15%
Mortgage loans	11.55%	6.58%	7.20%	6.81%
Finance lease	10.94%	2.69%	2.34%	2.26%
PDL TOTAL	100.00%	2.76%	3.18%	3.06%

PDL Per Category (90 days)
	% Of loan Portfolio	2Q13	1Q14	2Q14
Commercial loans	59.04%	1.03%	1.12%	1.20%
Consumer loans	17.87%	2.50%	2.23%	2.42%
Microcredit	0.60%	6.88%	5.93%	5.86%
Mortgage loans	11.55%	2.92%	2.36%	2.43%
Finance lease	10.94%	1.25%	1.38%	1.30%
TOTAL LOAN PORTFOLIO	100.00%	1.52%	1.53%	1.60%

LOANS AND FINANCIAL LEASES CLASSIFICATION
( COP millions)	2Q13		2Q13		2Q14
¨A¨ Normal	70,294,732	92.57%	84,575,447	92.46%	86,908,547	92.66%
¨B¨ Subnormal	2,616,759	3.45%	3,158,452	3.45%	3,206,314	3.42%
¨C¨ Deficient	1,222,720	1.61%	1,670,319	1.82%	1,520,878	1.62%
¨D¨ Doubtful recovery	1,113,603	1.47%	1,139,806	1.25%	1,267,447	1.35%
¨E¨ Unrecoverable	685,474	0.90%	926,216	1.01%	889,765	0.95%
Total	75,933,288	100.00%	91,470,240	100.00%	93,792,951	100.00%
	62249473	1	72188142	1	75933288	100.01%
Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.98%		4.08%		3.92%

2.5.	Operating Expenses

During 2Q14, operating expenses totaled COP 1,251 billion, increasing 6.8% with respect to 1Q14 and 11.9% with respect to 2Q13.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 463 billion in 2Q14, decreasing 0.9% as compared to 1Q14 and increasing 6.3% as compared to 2Q13. This increase is explained by higher salaries expenses due to the higher number of employees as well as by the 2014 wage increases. In addition, in 2Q14 are reflected 3 months of Banistmo’s expenses that didn’t exist a year ago prior to the acquisition of the bank.

During 2Q14, administrative expenses totaled COP 616 billion, increasing 15.1% as compared to 1Q14 and 10.5% as compared to 2Q13.

Depreciation expenses totaled COP 133 billion in 2Q14, increasing 4.2% as compared to 1Q14 and 28.8% as compared to 2Q13. The increase in this type of expense is explained by the growth of operating leases from Leasing Bancolombia whose assets given on lease are depreciated.

At the end of 2Q14, Bancolombia had 29,044 employees, 1,071 branches and 4,345 ATMs.

10

 2Q14

3.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 9 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager) / Simon Botero (Analyst)

Website: http://www.grupobancolombia.com/investorRelations/

11

 2Q14

BALANCE SHEET
(COP million)	Jun-13	Mar-14	Jun-14	Last Quarter	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	8,630,601	8,409,335	8,437,163	0.33%	-2.24%	6.53%
Overnight funds and interbank loans	2,972,713	2,471,036	2,665,916	7.89%	-10.32%	2.06%
Total cash and equivalents	11,603,314	10,880,371	11,103,079	2.05%	-4.31%	8.60%
Debt securities	12,839,215	13,616,544	10,122,306	-25.66%	-21.16%	7.84%
Trading	7,053,628	7,962,392	4,575,682	-42.53%	-35.13%	3.54%
Available for Sale	1,740,869	1,914,140	1,859,427	-2.86%	6.81%	1.44%
Held to Maturity	4,044,718	3,740,012	3,687,197	-1.41%	-8.84%	2.85%
Equity securities	1,215,697	1,778,746	1,723,340	-3.11%	41.76%	1.33%
Trading	383,499	404,789	380,473	-6.01%	-0.79%	0.29%
Available for Sale	832,198	1,373,957	1,342,867	-2.26%	61.36%	1.04%
Allowance for impairment	-8,537	-10,491	-8,962	-14.57%	4.98%	-0.01%
Net investment securities	14,046,375	15,384,799	11,836,684	-23.06%	-15.73%	9.16%
Commercial loans	46,091,081	53,746,652	55,372,254	3.02%	20.14%	42.86%
Consumer loans	13,713,567	16,720,842	16,756,732	0.21%	22.19%	12.97%
Small business loans	385,673	533,880	564,862	5.80%	46.46%	0.44%
Mortgage loans	6,750,612	10,673,000	10,835,105	1.52%	60.51%	8.39%
Financial leases	8,992,355	9,795,866	10,263,998	4.78%	14.14%	7.95%
Allowance for loan and financial lease losses	-3,574,573	-4,135,594	-4,254,925	2.89%	19.03%	-3.29%
Net total loans and financial leases	72,358,715	87,334,646	89,538,026	2.52%	23.74%	69.31%
Accrued interest receivable on loans and financial leases	582,416	675,460	700,926	3.77%	20.35%	0.54%
Allowance for accrued interest losses	-61,426	-64,810	-67,905	4.78%	10.55%	-0.05%
Net total interest accrued	520,990	610,650	633,021	3.66%	21.50%	0.49%
Customers' acceptances and derivatives	702,833	633,600	639,887	0.99%	-8.96%	0.50%
Accounts receivable, net	1,159,338	1,782,703	1,844,917	3.49%	59.14%	1.43%
Premises and equipment, net	1,496,494	2,211,579	2,131,447	-3.62%	42.43%	1.65%
Foreclosed assets, net	90,379	91,968	79,581	-13.47%	-11.95%	0.06%
Prepaid expenses and deferred charges, net	615,468	646,592	573,348	-11.33%	-6.84%	0.44%
Goodwill	592,667	3,615,655	3,404,483	-5.84%	474.43%	2.64%
Premises and equipment under operating leases, net	2,615,948	3,064,824	3,205,819	4.60%	22.55%	2.48%
Other assets	2,399,332	2,683,638	2,691,243	0.28%	12.17%	2.08%
Reappraisal of assets	951,383	1,502,071	1,497,204	-0.32%	57.37%	1.16%
Total assets	109,153,236	130,443,096	129,178,739	-0.97%	18.35%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	9,510,749	13,904,799	12,805,473	-7.91%	34.64%	9.91%	11.25%
Checking accounts	8,840,118	12,652,198	11,810,904	-6.65%	33.61%	9.14%	10.38%
Other	670,631	1,252,601	994,569	-20.60%	48.30%	0.77%	0.87%
Interest bearing	60,867,630	69,138,479	70,960,536	2.64%	16.58%	54.93%	62.34%
Checking accounts	2,962,738	3,509,453	3,736,606	6.47%	26.12%	2.89%	3.28%
Time deposits	27,609,690	32,321,287	33,537,537	3.76%	21.47%	25.96%	29.47%
Savings deposits	30,295,202	33,307,739	33,686,393	1.14%	11.19%	26.08%	29.60%
Total deposits	70,378,379	83,043,278	83,766,009	0.87%	19.02%	64.85%	73.60%
Overnight funds and interbank borrowings	686,903	1,254,163	571,022	-54.47%	-16.87%	0.44%	0.50%
Bank acceptances outstanding and derivatives	565,049	521,114	477,339	-8.40%	-15.52%	0.37%	0.42%
Other interbank borrowings	4,673,159	7,478,659	6,499,453	-13.09%	39.08%	5.03%	5.71%
Borrowings from development and other domestic banks	3,778,377	4,780,982	4,513,185	-5.60%	19.45%	3.49%	3.97%
Accounts payable	2,393,235	2,959,148	2,994,374	1.19%	25.12%	2.32%	2.63%
Accrued interest payable	515,749	541,282	562,039	3.83%	8.98%	0.44%	0.49%
Other liabilities	779,438	1,146,069	1,220,059	6.46%	56.53%	0.94%	1.07%
Long-term debt	12,777,016	12,434,851	11,826,291	-4.89%	-7.44%	9.15%	10.39%
Accrued expenses	854,505	839,722	919,340	9.48%	7.59%	0.71%	0.81%
Minority interest	76,767	481,343	470,893	-2.17%	513.41%	0.36%	0.41%
Total liabilities	97,478,577	115,480,611	113,820,004	-1.44%	16.76%	88.11%	100.00%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	425,914	460,827	464,495	0.80%	9.06%	0.36%
Retained earnings	10,443,879	13,634,314	14,009,129	2.75%	34.14%	10.84%
Appropiated	9,741,417	13,125,963	13,033,494	-0.70%	33.79%	10.09%
Unappropiated	702,462	508,351	975,635	91.92%	38.89%	0.76%
Reappraisal of assets	807,509	892,505	895,980	0.39%	10.96%	0.69%
Gross unrealized net gain on investments	-2,643	-25,161	-10,869	-56.80%	311.24%	-0.01%
Total shareholder's equity	11,674,659	14,962,485	15,358,735	2.65%	31.56%	11.89%

12

 2Q14

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-13	Jun-14	Jun-14/Jun-13	2Q13	1Q14	2Q14	2Q14/1Q14	2Q14/2Q13
Interest income and expenses
Interest on loans	3,247,566	3,766,826	15.99%	1,631,407	1,858,728	1,908,098	2.66%	16.96%
Interest on investment securities	295,102	242,062	-17.97%	(52,715)	155,478	86,584	-44.31%	264.25%
Overnight funds and interbank loans	11,555	18,649	61.39%	4,375	11,113	7,536	-32.19%	72.25%
Financial leases	445,650	455,309	2.17%	219,887	227,431	227,878	0.20%	3.63%
Total interest income	3,999,873	4,482,846	12.07%	1,802,954	2,252,750	2,230,096	-1.01%	23.69%
Interest expense
Checking accounts	14,907	14,826	-0.54%	7,849	7,625	7,201	-5.56%	-8.26%
Time deposits	654,063	690,324	5.54%	319,163	354,144	336,180	-5.07%	5.33%
Savings deposits	348,947	241,649	-30.75%	165,656	126,225	115,424	-8.56%	-30.32%
Total interest on deposits	1,017,917	946,799	-6.99%	492,668	487,994	458,805	-5.98%	-6.87%
Interbank borrowings	23,614	66,191	180.30%	13,664	35,261	30,930	-12.28%	126.36%
Borrowings from development and other domestic banks	109,039	124,477	14.16%	51,409	64,686	59,791	-7.57%	16.30%
Overnight funds	32,026	31,896	-0.41%	18,098	19,878	12,018	-39.54%	-33.59%
Long-term debt	377,465	378,888	0.38%	191,546	190,370	188,518	-0.97%	-1.58%
Total interest expense	1,560,061	1,548,251	-0.76%	767,385	798,189	750,062	-6.03%	-2.26%
Net interest income	2,439,812	2,934,595	20.28%	1,035,569	1,454,561	1,480,034	1.75%	42.92%
Provisions for loans and accrued interest losses and other receivables , net	(739,338)	(726,547)	-1.73%	(402,305)	(337,047)	(389,500)	15.56%	-3.18%
Recovery of charged-off loans	109,705	103,309	-5.83%	57,383	44,936	58,373	29.90%	1.73%
Provision for foreclosed assets and other assets	(83,174)	(69,805)	-16.07%	(36,627)	(40,886)	(28,919)	-29.27%	-21.04%
Recovery of provisions for foreclosed assets and other assets	44,359	50,310	13.42%	15,969	25,474	24,836	-2.50%	55.53%
Total net provisions	(668,448)	(642,733)	-3.85%	(365,580)	(307,523)	(335,210)	9.00%	-8.31%
Net interest income after provision for loans
and accrued interest losses	1,771,364	2,291,862	29.38%	669,989	1,147,038	1,144,824	-0.19%	70.87%
Commissions from banking services	241,567	336,511	39.30%	133,795	165,723	170,788	3.06%	27.65%
Electronic services and ATM fees	38,702	48,157	24.43%	19,145	25,637	22,520	-12.16%	17.63%
Branch network services	62,150	70,534	13.49%	32,862	34,982	35,552	1.63%	8.19%
Collections and payments fees	134,772	159,376	18.26%	72,595	75,875	83,501	10.05%	15.02%
Credit card merchant fees	3,108	2,577	-17.08%	3,220	2,950	(373)	-112.64%	-111.58%
Credit and debit card fees	334,439	389,222	16.38%	169,085	195,547	193,675	-0.96%	14.54%
Checking fees	35,031	35,095	0.18%	18,227	17,917	17,178	-4.12%	-5.76%
Trust activities	112,218	102,906	-8.30%	55,821	51,973	50,933	-2.00%	-8.76%
Brokerage fees	38,086	27,023	-29.05%	22,519	11,780	15,243	29.40%	-32.31%
Check remittances	10,409	21,585	107.37%	5,429	8,832	12,753	44.40%	134.91%
International wire transfers	25,767	40,405	56.81%	10,925	20,579	19,826	-3.66%	81.47%
Fees and other service income	1,036,249	1,233,391	19.02%	543,623	611,794	621,597	1.60%	14.34%
Fees and other service expenses	(105,451)	(149,390)	41.67%	(49,153)	(69,472)	(79,918)	15.04%	62.59%
Total fees and income from services, net	930,798	1,084,001	16.46%	494,470	542,322	541,679	-0.12%	9.55%
Other operating income
Foreign exchange gain (loss), net	5,717	70,772	1137.92%	(39,729)	32,745	38,027	16.13%	195.72%
Gains on forward contracts in foreign currency	(4,095)	18,357	548.28%	(2,326)	13,957	4,400	-68.47%	289.17%
Gains on sales of investments in equity securities	2,069	(759)	-136.68%	1,994	(576)	(183)	-68.23%	-109.18%
Gains on sales of mortgage loans	20,132	9,647	-52.08%	12,114	5,105	4,542	-11.03%	-62.51%
Dividend income	47,302	64,308	35.95%	15,184	45,880	18,428	-59.83%	21.36%
Income from non-financial subsidiaries	72,939	74,846	2.61%	34,483	33,423	41,423	23.94%	20.13%
Insurance income	-	13	0.00%	-	(8,690)	8,703	200.15%	0.00%
Communication, postage, rent and others	221,099	283,432	28.19%	114,929	138,807	144,625	4.19%	25.84%
Total other operating income	365,163	520,616	42.57%	136,649	260,651	259,965	-0.26%	90.24%
Total income	3,067,325	3,896,479	27.03%	1,301,108	1,950,011	1,946,468	-0.18%	49.60%
Operating expenses
Salaries and employee benefits	729,298	802,714	10.07%	369,906	404,227	398,487	-1.42%	7.73%
Bonus plan payments	114,943	102,228	-11.06%	57,644	51,062	51,166	0.20%	-11.24%
Indemnities benefits	16,320	24,458	49.87%	7,577	11,550	12,908	11.76%	70.36%
Administrative and other expenses	1,090,990	1,150,562	5.46%	556,918	535,019	615,543	15.05%	10.53%
Insurance on deposits, net	52,908	80,065	51.33%	18,791	41,570	38,495	-7.40%	104.86%
Donation expenses	6,173	2,625	-57.48%	4,225	961	1,664	73.15%	-60.62%
Depreciation	198,897	260,115	30.78%	103,086	127,381	132,734	4.20%	28.76%
Total operating expenses	2,209,529	2,422,767	9.65%	1,118,147	1,171,770	1,250,997	6.76%	11.88%
Net operating income	857,796	1,473,712	71.80%	182,961	778,241	695,471	-10.64%	280.12%
Goodwill amortization (1)	27,800	104,206	274.84%	12,452	53,375	50,831	-4.77%	308.22%
Non-operating income (expense)
Other income	85,131	86,275	1.34%	33,990	38,973	47,302	21.37%	39.16%
Minority interest	(2,482)	(504)	-79.69%	(1,266)	(1,666)	1,162	169.75%	191.79%
Other expense	(60,960)	(93,520)	53.41%	(30,894)	(48,865)	(44,655)	-8.62%	44.54%
Total non-operating income	21,689	(7,749)	-135.73%	1,830	(11,558)	3,809	132.96%	108.14%
Income before income taxes	851,685	1,361,757	59.89%	172,339	713,308	648,449	-9.09%	276.26%
Income tax expense	(149,223)	(386,122)	158.76%	37,387	(204,957)	(181,165)	-11.61%	-584.57%
Net income	702,462	975,635	38.89%	209,726	508,351	467,284	-8.08%	122.81%

13